77 E - Legal Proceedings

Two class action lawsuits were filed in the United States
District Court for the Northern District of Illinois on behalf of purchasers of shares of First Trust Strategic
High Income Fund, First Trust Strategic High Income Fund II and First Trust Strategic High Income Fund III. These lawsuits, Gosselin vs. First Trust Advisors L.P., et al.
(filed September 12, 2008) and Evans vs. First Trust
Advisors L.P., et al. (filed September 19, 2008), were consolidated into one class action complaint, Gosselin vs.
First Trust Advisors L.P., et al. (filed April 30, 2009), that names the following entities as defendants: First
Trust Advisors L.P., First Trust Portfolios L.P., and the three closed-end funds (the "Funds") named above. The consolidated complaint also names certain officers of the Funds as defendants. The plaintiffs purport to bring the action on behalf of a putative class consisting of all persons or entities who acquired shares of the Funds between July 26, 2005 and July 7, 2008 inclusive.

The plaintiffs assert, among other things, that the registration statements and prospectuses for the Funds failed to disclose that (a) the Funds lacked effective controls and hedges to minimize the risk of loss from mortgage delinquencies, (b) the Funds lacked effective internal controls, (c) the extent of the Funds' liquidity risk was omitted, and (d) the extent of the Funds' risk exposure to mortgage-backed assets was misstated. On July
29, 2009, the defendants filed a motion to dismiss the consolidated complaint. On October 14, 2009, plaintiffs filed an Opposition to Defendants Motion to Dismiss and on November 16, 2009, defendants filed a Reply Memorandum of
Law in Further Support of Defendant's Motion to Dismiss.
The defendants believe the lawsuit is without merit and intend to contest it vigorously.